SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

André Machado Mastrobuono
CEO, CFO and Head of Investor Relations

Ricardo Antunes Agostini
Finance Executive Director

Renata Pantoja
Investor Relations Manager
Phone: +55 (31) 9933-3535

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

REPORTS THIRD QUARTER 2007 RESULTS

- EBITDA of R$26.3 million, or 23.0% of net service revenues in the 3Q07

- Net additions of 20,383 clients in the quarter

- Net debt of R$173.9 million at the end of the quarter, R$19 million lower than the previous quarter

- Highest prepaid ARPU since the 1Q04

Belo Horizonte, Brazil, November 07, 2007 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding Company of the wireless telecommunications service provider in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, today announced its results for the third quarter of 2007 (3Q07). Net additions amounted to 20,383 clients in the quarter, increasing the Company’s client base to 1,311,865. In the 3Q07, EBITDA reached R$26.3 million, representing 23.0% of net service revenues. Year-to-date EBITDA reached R$83.6 million, representing 24.9% of net service revenues. When compared to the same period of previous year, the Company registered an increase of 39.1% in the year-to-date EBITDA and 3.3 p.p. in EBITDA margin.

Operating Highlights:

Client base of 1,311,865 in the 3Q07

The Company’s client base reached 1,311,865 in the third quarter of 2007, representing increases of 1.6% and 3.0% when compared to the 2Q07 and 3Q06, respectively. Net additions totaled 20,383 clients in the quarter. Year-to-date client base increased 8,3%.

In the third quarter of 2007, prepaid segment increased by 2.1%, reaching 1,103,510 clients, or 84% of the total base. The postpaid base decreased by 2,722 clients, ending the quarter with 208,355 clients or 16% of the total base.

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CLIENT BASE (000s)

Churn Rate

Blended annualized churn rate reached 47.7% in the 3Q07, higher than the 42.7% registered in the previous quarter, as a consequence of the increase in the prepaid churn rate. When compared to the 47.9% posted in the 3Q06, blended annualized churn rate remained practically stable.

Annualized churn rate for the postpaid segment reached 23.1% in the 3Q07, lower than the 26.7% recorded in the 2Q07. This reduction was due to the initiatives for retention of high value clients. When compared to the 3Q06, annualized churn rate for the postpaid segment remained practically stable.

Prepaid annualized churn rate totaled 52.5% in the 3Q07, a reduction of 1.5 p.p. when compared to the 3Q06. When compared to the 46.0% posted in the 2Q07, the prepaid churn rate increased by 6.4 p.p., reflecting the period’s seasonality.

CHURN RATE (annualized)

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Operating Revenues

Net service revenues totaled R$114.7 million in the 3Q07, an increase of R$2.2 million, or 1.9% over the previous quarter, due to the 0.8% increase in total traffic (0.4% in incoming and 1.1% in outgoing traffics). When compared to the 3Q06, the first quarter with the adoption of the full billing, net service revenues increased by R$7.0 million or 6.5% in the quarter, due to a better quality client base and return of campaigns to stimulate use of cellular phones.

Data revenues totaled R$5.3 million in the 3Q07, lower than the R$6.0 million posted in the 2Q07 and the R$6.6 million recorded in the 3Q06.

Net equipment revenues totaled R$5.3 million in the quarter, lower than the R$7.2 million recorded in the 2Q07, as a result of lower handset sales. When compared to the 3Q06, net equipment revenues were reduced by R$9.0 million due to higher volume of direct sales from manufacturers to the Company’s dealers.

In the third quarter 2007, handset subsidies for client acquisition totaled R$2.6 million or R$14.6 per gross addition, higher than the R$1.6 million or R$9.1 per gross addition recorded in the 2Q07. This increase is related to actions to face stronger competition and Fathers’ Day campaign. When compared to the 3Q06, handset subsidies for client acquisition remained fairly stable.

As a result, total net revenues reached R$120.1 million in the 3Q07, practically in line with the R$119.8 million recorded in the previous quarter. When compared to the 3Q06, total net revenues were reduced by R$2.0 million.

Operating costs and expenses

In the 3Q07, cost of services totaled R$49.8 million, higher than the R$47.1 million recorded in the previous quarter. This was mainly due to the increase in interconnection costs and higher volume of outgoing minutes. When compared to the 3Q06, cost of services was reduced by R$0.6 million.

Selling and marketing expenses in the 3Q07 totaled R$24.7 million, in line with the R$24.5 million recorded in both 2Q07 and 3Q06.

Customer acquisition cost in the 3Q07 reached R$142, slightly above the R$141 recorded in the 2Q07, due to higher subsidies expenses and the Fathers’ Day campaigns. When compared to the third quarter of 2006, customer acquisition cost increased by R$12, as a consequence of higher expenses related to acquisition discounts, personnel and sales campaigns.

Retention costs totaled R$15.7 million in the 3Q07, higher than the R$13.1 million recorded in the 2Q07, as a consequence of higher expenses with subsidies, discounts and relationship programs. When compared to the 3Q06, retention costs decreased by R$1.2 million as a consequence of rationalization of retention and relationship campaigns.

General and administrative expenses reached R$11.5 million in the 3Q07, a 19.4% increase over the R$9.7 million recorded in the previous quarter, mainly due to higher expenses with administrative consulting services and accounting reallocation of civil contingencies. When compared to the 3Q06, G&A expenses increased by R$5.7 million in the 3Q07 also as a result of higher consulting expenses and accounting reallocation of civil contingencies

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Other operating revenues reached R$3.1 million in the 3Q07 and are related to recognition of tax credits (mainly PIS/Cofins).

Bad debt provisions totaled R$2.8 million in the 3Q07, practically in line with the R$2.6 million recorded in the previous quarter. When compared to the 3Q06, bad debt decreased by R$0.5 million, due to the introduction of stricter rules governing the client acquisition process, focused on credit analysis and new collection actions. As a percentage of net service revenues, 3Q07 bad debt provisions totaled 2.4%, versus 2.3% and 3.1% posted in the 2Q07 and 3Q06, respectively. As a percentage of total net revenues, bad debt provisions totaled 2.3% in the 3Q07.

BAD DEBT PROVISIONS (R$ million)

Average Revenue Per User (ARPU)

Postpaid MOU (minutes of use) totaled 246 in the 3Q07, higher than the 244 recorded in the previous quarter, as a result of period seasonality. When compared to the 3Q06, postpaid MOU increased by 18 minutes due to a better quality client base and campaigns to stimulate the use of cell phones.

Postpaid ARPU reached R$86.7 in the 3Q07, lower than the R$86.9 recorded in the 2Q07. When compared to the 3Q06, postpaid ARPU increased by R$1.8 in the quarter as a result of a better quality client base.

Prepaid MOU totaled 43 in the 3Q07, in line with the previous quarter. When compared to the 3Q06, 3 minutes of use per client were added as a result of a better quality client base and campaigns to stimulate the use of phone credits.

Prepaid ARPU totaled R$17.6 in the 3Q07, higher than the R$17.1 recorded in the previous quarter. When compared to the third quarter of 2006, prepaid ARPU increased by R$3.5 due to a better quality client base and campaigns to stimulate the use of prepaid credits.

As a result, blended MOU reached 76 minutes, lower than the 77 registered in the 2Q07 and in line with the 76 recorded in the 3Q06. Blended ARPU totaled R$28.7 in the 3Q07, lower than the R$28.9 posted in the 2Q07 and higher than the R$27.9 recorded in the 3Q06.

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ARPU (R$)

Estimated market share of 21.1% in the 3Q07

Market share was estimated at 21.1% in the 3Q07, versus 21.9% registered in the 2Q07. In a year-to-date basis, the company reduced its market share in 1.1 p.p., representing half of the reduction registered in the same period of the previous year reflecting the successful change in company strategy. Total gross sales share in the 3Q07 was estimated at 22.7%, lower than the 24.7% recorded in the previous quarter.

EBITDA of R$26.3 million in the 3Q07

EBITDA and EBTIDA margin (excluding handset revenues) in the 3Q07 totaled R$26.3 million and 23.0% of net service revenues, respectively, compared to the R$28.9 million and 25.6% posted in the 2Q07. When compared to the 3Q06, EBITDA and EBTIDA margin increased by 23.7% (R$5.1 million) and 3.2 p.p., respectively.

EBITDA (R$ million)

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Depreciation and amortization

Depreciation and amortization expenses totaled R$27.0 million in the 3Q07, in line with the

R$ 27.1 million recorded in the 2Q07 and slightly higher than the R$26.3 million posted in the 3Q06.

Net financial expense of R$9.5 million

	R$ million
	2Q07	3Q07
Interest Expenses (a)	(24.3)	(19.1)
Interest Income (b)	2.2	1.5
Foreign Exchange Gain (Loss) (c)	13.6	8.1
Net Financial Income (Expense)	(8.5)	(9.5)

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains with hedge operations and revenues from interest on own capital (if any); b) Interest income: includes results of cash investing activities, clients’ interest and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$ million
	2Q07	3Q07
Expense related to debt denominated in foreign currency	8.8	4.5
Gain (loss) on hedging operations	(15.6)	(12.1)
Sub-total	(6.8)	(7.6)
Net financial expense (not related to debt)*	(3.2)	(2.8)
Sub-total	(10.0)	(10.4)
Interest income – cash investing activities	1.5	0.9
Net Financial Income (Expense)	(8.5)	(9.5)

* Net financial expenses not related to debt are primarily associated with taxes such as CPMF and IOF.

Negative net result of R$8.2 million in the quarter

Net result was negative in R$8.2 million in the 3Q07, or R$1.216 per ADS (R$1.216 per share), versus a net loss of R$4.7 million, or R$0.698 per ADS (R$0.014 per thousand shares) recorded in the 2Q07.

Total debt of R$201.7 million

On September 30, 2007, the Company’s total debt amounted to R$201.7 million, of which R$157.6 million related to short and long-term debt and R$44.2 million related to accounts payable from hedging operations. Short and long-term debt (R$157.6 million) was entirely denominated in US Dollars and hedged.

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Net debt of R$173.9 million

On September 30, 2007, the Company’s total debt was partially offset by cash (cash equivalents and short-term cash investments) in the amount of R$27.9 million, resulting in a net debt of R$173.9 million. When compared to the 2Q07, net debt was reduced by R$19 million.

NET DEBT (R$ million)

Investments totaled R$5.3 million in the quarter

During the third quarter of 2007, Amazônia Celular’s capital expenditures reached R$5.3 million. The breakdown of such investments is as follows:

CAPEX BREAKDOWN

CAPEX (R$ million)	3Q06	4Q06	1Q07	2Q07	3Q07
Network	4.0	19.5	2.5	-3.2	4.3
IS/IT	1.2	4.9	0.1	0.1	0.0
Others	0.4	3.4	0.7	0.6	1.0
T O T A L	5.6	27.8	3.3	-2.5	5.3

Debt payment schedule

Year	R$ million	% denominated in US$
2007	-	-
2008	84.0	100.0%
2009	73.6	100.0%

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Financial Ratios

Indicadores	3Q06	4Q06	1Q07	2Q07	3Q07
Net Debt/EBITDA (1)	2.71	6.25	4.31	3.50	2.89
Net Debt/EBITDA (1) adjusted *	2.71	2.76	2.15	1.90	1.63
Net Debt/Total Assets	39%	36%	32%	35%	33%
Interest Coverage Ratio (1)	4.3	1.6	1.8	2.4	2.6
Interest Coverage Ratio (1) adjusted *	4.3	3.6	3.6	4.5	4.5
Current Liquidity Ratio	0.7	0.5	0.6	0.7	0.7

(1) Last twelve months.

* Excluding the effects of additional provisions related to disputes concerning the payment of value added tax (ICMS) on activations, monthly subscription fees and VAS.

*****************

For further information please contact:

Tele Norte Celular Participações S.A.

Investor Relations Department

André Mastrobuono / Ricardo Agostini / Renata Pantoja / Carolina Anastasia

Phone: (+55 31) 9933-3535

E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the future results of the Company’s operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

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OPERATIONAL DATA

	2006			2007			Var. % (3Q07/2Q07)

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD

Licensed Pops (in millions)	17.6	17.6	17.6	17.6	17.6	17.6	-0.3%

Clients	1,273,256	1,210,780	1,256,134	1,291,482	1,311,865	1,311,865	1.6%
Postpaid	240,941	232,271	219,614	211,077	208,355	208,355	-1.3%
Prepaid	1,032,315	978,509	1,036,520	1,080,405	1,103,510	1,103,510	2.1%

MOU Incoming
Postpaid	82	84	80	83	83	82	0.3%
Prepaid	25	28	26	27	27	27	-1.5%
MOU Outgoing
Postpaid	146	155	152	161	163	158	1.3%
Prepaid	15	17	18	16	16	16	2.6%

Total Outgoing Traffic (Million of Minutes)	152.0	158.9	156.5	153.3	155.0	464.8	1.1%
Total Incoming Traffic (Million of Minutes)	136.9	142.9	133.1	139.7	140.3	413.1	0.4%

Average Revenue per User - ARPU (R$)	27.9	28.6	28.4	28.9	28.7	28.7	-0.7%
Postpaid	84.9	75.2	85.4	86.9	86.7	86.3	-0.3%
Prepaid	14.1	17.3	15.8	17.1	17.6	16.9	3.1%

Service Revenues (R$ millions)
Monthly Fee	20,675	11,219	19,926	19,126	17,741	56,793	-7.2%
Outgoing Traffic	34,470	38,079	33,794	36,974	39,226	109,994	6.1%
Incoming Traffic	50,310	55,043	52,130	54,091	55,291	161,512	2.2%
Other	2,317	2,297	2,598	2,378	2,484	7,459	4.5%

TOTAL	107,772	106,638	108,447	112,570	114,742	335,759	1.9%

Data Revenues (% of net serv. revenues)	6.1%	5.8%	6.4%	5.3%	4.6%	5.4%	-0.7 p.p.

Cost of Services (R$ millions)
Leased lines	9,416	8,900	8,548	8,742	9,794	27,084	12.0%
Interconnection	29,189	27,920	24,655	25,894	27,522	78,071	6.3%
Rent and network maintenance	5,050	5,767	6,152	5,471	6,354	17,977	16.2%
FISTEL and other taxes	5,830	3,554	6,448	6,095	5,721	18,264	-6.1%
Other	901	227	1,128	882	444	2,454	-49.7%

TOTAL	50,386	46,369	46,931	47,083	49,835	143,849	5.8%

Churn - Annualized Rate	47.9%	86.4%	35.9%	42.7%	47.7%	42.2%	5,0 p.p.
Postpaid	22.8%	27.4%	27.0%	26.7%	23.1%	25.7%	-3,6 p.p.
Prepaid	54.0%	100.5%	37.9%	46.0%	52.5%	45.7%	6,5 p.p

Cost of Acquisition (R$)	130	96	139	141	142	141	0.9%
Retention Costs (% of net serv. revenues)	15.7%	13.3%	13.8%	11.6%	13.7%	13.0%	2,1 p.p
CAPEX (R$ millions)	5.6	27.8	3.3	(2.5)	5.3	6.0	-307.4%

Number of locations served	214	212	212	213	213	213	0.0%
Number of cell sites	681	690	693	692	697	697	0.7%
Number of switches	14	14	14	14	14	14	0.0%

Headcount	829	814	374	359	391	391	8.9%
Market Share	23.5%	22.2%	22.3%	21.9%	21.1%	21.1%	0.8 p.p.

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INCOME STATEMENT (BR GAAP)

	(in R$ 000)

	2006			2007			Var. % (3Q07/2Q07)

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD

Service Revenues - GROSS	179,776	192,202	191,604	185,995	189,513	567,112	1.9%
Equipment Revenues - GROSS	20,395	16,559	9,970	10,729	7,663	28,362	-28.6%

Total Revenues - GROSS	200,171	208,761	201,574	196,724	197,176	595,474	0.2%
Taxes	(78,124)	(91,138)	(86,135)	(76,969)	(77,121)	(240,225)	0.2%

Service Revenues - NET	107,772	106,638	108,447	112,570	114,742	335,759	1.9%
Equipment Revenues - NET	14,275	10,985	6,992	7,185	5,313	19,490	-26.1%

Total Revenues - NET	122,047	117,623	115,439	119,755	120,055	355,249	0.3%

Cost of Services	50,386	46,369	46,931	47,083	49,835	143,849	5.8%
Cost of Equipment	16,726	13,526	7,758	8,737	7,873	24,368	-9.9%
Selling & Marketing Expenses	24,510	23,473	23,318	24,535	24,749	72,602	0.9%
Bad Debt Expense	3,318	5,465	3,330	2,637	2,800	8,767	6.2%
General & Administrative Expenses	5,824	52,170	8,718	9,655	11,530	29,903	19.4%
Other operating expense (income)	-	(9)	(3,012)	(1,765)	(3,066)	(7,843)	73.7%

EBITDA	21,283	(23,371)	28,396	28,873	26,334	83,603	-8.8%
%	19.7%	-21.9%	26.2%	25.6%	23.0%	24.9%	-2,6 p.p.

Depreciation & Amortization	26,264	31,314	28,176	27,074	27,046	82,296	-0.1%
Interest Expense	12,880	31,306	18,929	24,297	19,056	62,282	-21.6%
Interest Income	(2,125)	(3,177)	(2,808)	(2,192)	(1,528)	(6,528)	-30.3%
Foreign Exchange Loss (Gain)	1,827	(4,257)	(8,559)	(13,616)	(8,067)	(30,242)	-40.8%
Others	386	326	14	(627)	504	(109)	-180.4%
Income Taxes	(5,001)	(12,424)	-	-	-	-	-
Minority Interests	(3,129)	(17,263)	(1,763)	(1,388)	(2,527)	(5,678)	82.1%

Net Income (loss)	(9,819)	(49,196)	(5,593)	(4,675)	(8,150)	(18,418)	74.3%

Number of shares (thousand)*	335,084,155	335,084,155	335,084,155	335,084,155	6,701,682	6,701,682	n/a
Earnings per thousands shares (R$)**	(0.029)	(0.147)	(0.017)	(0.014)	(1.216)	(2.748)	n/a
Earnings per ADS (R$)	(1.465)	(7.341)	(0.835)	(0.698)	(1.216)	(2.748)	n/a

(1) Interest paid: 3Q06 - R$7,312 thousand; 4Q06 - R$4,806 thousand; 1Q07 - R$7,820 thousand; 2Q07 - R$3,904 thousand; and, 3Q07 - R$6,961 thousand.
* 3Q07 and YTD 2007: number of shares.
** 3Q07 and YTD 2007: earnings per share (R$).
N/A - share grouping

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BALANCE SHEET (BR GAAP)

					(in R$ 000)

	3Q07	2Q07		3Q07	2Q07

Current Assets			Current Liabilities
Cash & cash equivalents	4,499	3,277	Loans & Financing	84,025	99,170
Tempory Cash Investments	23,381	24,697	Loan Interest	1,323	4,931
Accounts Receivable	82,215	82,471	Suppliers	97,834	92,348
Taxes Receivable	16,899	15,350	Taxes Payable	4,315	7,101
Other Assets	18,417	24,928	Dividends	100	101

	145,411	150,723	Other Current Liabilities	17,316	24,588

				204,913	228,239

Long-term Assets	94,239	94,921	Loans & Financing	73,556	77,048

Deferred Assets	-	-	Other Long-term Liabilities	146,696	137,547

Plant & Equipment			Minority Interest	24,517	27,043
Cost	1,002,537	997,988
Accum Depreciation	(722,791)	(695,891)	Shareholders' Equity	69,714	77,864

	279,746	302,097

	519,396	547,741		519,396	547,741

CASH FLOW (BR GAAP)

	3Q07	YTD

Operating activities
Net loss	(8,150)	(18,418)
Adjustments to reconcile net income to net cash
from operating activities
Depreciation and amortization	27,046	82,296
Foreign exchange gains and indexation (principal)	(11,312)	(29,772)
Unrealized losses (gains) on cross-currency interest	(473)	21,760
Minority interest	(2,527)	(5,678)
Provision for contingencies and other	5,277	6,158
Changes in operating assets and liabilities	7,400	(14,808)

Cash provided by operating activities	17,261	41,538

Investing activities
Cash proceeds from disposals of property and
equipment	33	118
Additions to property and equipment	(5,266)	(6,044)

Cash used in investing activities	(5,233)	(5,926)

Financing activities
Proceeds from issuance of debt	-	150,497
Payment of debt	(10,805)	(204,281)
Dividends paid	(1)	(3)

Cash used in financing activities	(10,806)	(53,787)

Increase (decrease) in cash and cash equivalents	1,222	(18,175)
Cash and cash equivalents, beginning of the period	3,277	22,674

Cash and cash equivalents, end of the period	4,499	4,499

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GLOSSARY OF KEY INDICATORS

I) Average Clients

a) Average clients – monthly

Sum of clients at the beginning and the end of the month

2

b) Average clients – quarterly and year to date

Sum of the average clients for each month of the period

Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening clients for the 3 months x 12

3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening clients since beginning of the year x 12

Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average clients for the period

Number of months in the period

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)

Average clients for the period

V) Client Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),

Commissions, Handsets subsidies, Advertising and promotions,

FISTEL tax (activation tax), less Activation fee for the period)

Number of gross activation in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*

– Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = (Δ Current Assets – Δ Cash & Cash Equivalents ) –

(Δ Current Liabilities – Δ Short Term Loans and Financing -Δ Loan Interest -Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operating Revenues – Operating Costs – Operating Expenses* - Bad Debt

* Does not include profit sharing.

www.telenorteholding.com.br - 12/13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.